Exhibit (a)(5)(G)

DATE:	July 10, 2007

TO:	All RVPs, SMs, SHRMs, DMs, RHRDs, RHRMs

FROM:	Tim Crow — EVP, Human Resources

RE:	Special HDTV Broadcast on July 12 at 11 a.m.

CC:	Paul Raines, Marvin Ellison, Joe Izganics, Bruce Merino, HRVPs, Rebecca Flick, Tim Hourigan, Mike Buskey
I want to encourage all of you to watch a special broadcast on Thursday, July 12 that will further explain the tender offer we announced today. I want you to fully understand what this offer means to associates and equip you to answer any questions your associates may have.
The broadcast will include time for Q&A, so please use the call-in number below to ask questions during the broadcast. You may also pre-submit questions to the broadcast, so if you or your associates have questions, e-mail them to the e-mail address below.
To provide you with information now, I’ve attached talking points on the tender offer. You can use these talking points to share information with your associates right away.
It’s important that you understand this offer and that we provide you with an opportunity to ask questions, so please watch the show.
•	To watch broadcast: Tune to HDTV on Thursday, July 12 at 11 a.m. EST

•	To call-in with questions: Call (770) 384-2900 during the show time

•	To pre-submit questions: Send your questions to internal_communication@homedepot.com.

This message is intended for an internal audience only.

Speaking Points for Tender Offer As part of the Company's recapitalization plan, The Home Depot is repurchasing its stock. The first step of this will be The Home Depot's offer to purchase up to 250 million shares (about half of the planned repurchases) at a price range of $39.00 to $44.00. The Home Depot expects most tendering shareholders (shareholders who offer to sell) will be institutions. If you are a shareholder, you'll receive information in the mail. The offer to purchase will be open from July 10, 2007 and is scheduled to terminate on August 16, 2007. Your deadline to tender your shares may be earlier according to where your shares are held. If you would like to sell your shares, you should complete the information required according to the instructions you receive. You may receive information from multiple sources, including your brokerage firm, administrators for our retirement plans (Northern Trust and Sun Life), Computershare for ESPP, or Merrill Lynch. The decision to tender or not tender is purely individual and voluntary. Based on the price ranges and share amounts of the offers The Home Depot receives, the Company will select the price at which it will repurchase the shares. You'll be notified around August 23rd, give or take a few days, if The Home Depot has decided to purchase your shares. If so, you should receive proceeds a few days thereafter. For shares held in a THD retirement plan, cash will be returned to plan administrator and invested in a default fund (participant can immediately move to other investment funds in retirement plan if desired). If from ESPP, a check will be sent to your address of record. If shares from a brokerage firm, cash likely to be returned to your account. Please refer specific questions to: FutureBuilder 401(k) plan (U.S.) - 1-800-555-4954 Retirement Savings Plan (Canada) - 1-800-265-3866 Deferred Profit Sharing plan (Canada) - 1-800-265-3866 ESPP (U.S., Canada and Mexico) - 1-800-843-2150 (option 1 for English, option 2 for Spanish, option 3 for French) Merrill Lynch (for optionees) - 1-800-843-2150 This communication is for information purposes only and does not constitute an offer to buy or the solicitation of an offer to sell shares of The Home Depot's common stock. The Home Depot's offer to buy shares of Home Depot common stock is being made only pursuant to the Offer to Purchase and the related materials dated July 10, 2007, as amended and supplemented from time to time. Shareholders should read the Offer to Purchase and the related materials carefully because they contain important information. Shareholders may obtain a free copy of the tender offer statement on Schedule TO, the Offer to Purchase and other documents filed with the Securities and Exchange Commission at the Commission's website at www.sec.gov. Shareholders also may obtain a copy of these documents, without charge, from the information agent, D. F. King & Co., Inc., by calling toll-free: 800-628-8536.